UBS AG
Postfach
CH-8098 Zurich
Tel +41-44-234 11 11

Deputy Group General Counsel
Group Corporate, Transactions &
Governance

Louis Eber
HGBT GLW9 ENL
Bahnhofstrasse 45
8098 Zurich
Tel. +41-44-234 59 54
Fax +41-44-234 87 15
Louis.eber@ubs.com

Mr. Michael Seaman
Special Counsel
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549

Via EDGAR and fax to 703.813.6967

January 24, 2011

Re:	UBS AG Form 20-F for the fiscal year ended December 31, 2009 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File No. 001-15060

Dear Mr. Seaman:

We have received your letter dated January 18, 2011, outlining comments from your office with respect to certain issues raised by the captioned filings of UBS AG.

We are working diligently on preparing written responses to the several issues raised, including supplemental materials to be provided to the Commission. We expect that this process will take more than the ten business days within which you have requested a response, because of the need to gather information from numerous sources at our operations in different regions, and the fact that some of the people involved in gathering and preparing the statistical information, as well as members of senior management who will need to review the material, are also involved in preparing the year-end financial statements that will be included in our 2010 Form 20-F filing.

We expect to be in a position to supply our full response to your comments by February 18, 2011.

Please contact us if you have any concerns about this.

Very truly yours,

/s/ Louis Eber	/s/ Sarah M. Starkweather

Louis Eber	Sarah M. Starkweather
Group Managing Director	Director